SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Ackrell SPAC Partners I Co.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00461L 105

(CUSIP Number)

Michael K. Ackrell

Chairman

2093 Philadelphia Pike #1968

Claymont, DE 19703

Telephone: (650) 560 4753

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00461L 105

1	Names of Reporting Person. Ackrell SPAC Sponsors I LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,870,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 3,870,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,870,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.3%
14	Type of Reporting Person OO

(1)	Includes (i) 3,400,000 shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”) and (ii) 470,000 shares of Common Stock underlying units (each unit consisting of one subunit and one half of one warrant; each subunit consisting of one share of Common Stock and one half of one warrant; each whole warrant exercisable to purchase one share of Common Stock), acquired pursuant to a Unit Subscription Agreement by and between Ackrell SPAC Sponsors I LLC (the “Sponsor”) and the Issuer.

CUSIP No. 00461L 105

1	Names of Reporting Person. Stephen N. Cannon
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 3,870,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 3,870,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,870,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.3%
14	Type of Reporting Person IN

(1)	Includes (i) 3,400,000 shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”) and (ii) 470,000 shares of Common Stock underlying units (each unit consisting of one subunit and one half of one warrant; each subunit consisting of one share of Common Stock and one half of one warrant; each whole warrant exercisable to purchase one share of Common Stock), acquired pursuant to a Unit Subscription Agreement by and between Ackrell SPAC Sponsors I LLC (the “Sponsor”) and the Issuer. Stephen N. Cannon, the Chief Operating Officer and President of the Issuer, is the managing member of the Sponsor with voting and investment discretion of the securities held by the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Cannon disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Ackrell SPAC Sponsors I LLC, a Delaware limited liability company (the “Sponsor”) and Stephen N. Cannon (the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: common stock, $0.0001 par value (“Common Stock”)

Issuer:	Ackrell SPAC Sponsors I Co. (the “Issuer”)

2093 Philadelphia Pike #1968

Claymont, DE 19703

Item 2.	Identity and Background

(a)	This statement is filed by:

(i)	the Sponsor, which is the holder of record of approximately 21.3% of the issued and outstanding shares of Common Stock of the Issuer based on the number of shares of Common Stock (18,169,000 outstanding as of December 23, 2020), as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 30, 2020; and

(ii)	Stephen N. Cannon, the Chief Operating Officer and President of the Issuer, is the managing member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 2093 Philadelphia Pike #1968, Claymont, DE 19703.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and potential business combination. Stephen N. Cannon is the Chief Operating Officer and President of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Stephen N. Cannon is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $4,704,933.12. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on September 11, 2018, 1,437,000 shares of Common Stock (the “Founder Shares”) were purchased by Able SPAC Holdings LLC (“Able”), for the amount of $5,000. On August 22, 2019, the Issuer effected a 1.6 for 1 stock dividend for each share of Common Stock outstanding, resulting in Able holding an aggregate of 3,737,500 shares of Common Stock. On September 30, 2019 and November 25, 2020, the Sponsor purchased 2,616,250 and 1,121,250 Founder Shares from Able, respectively, for an aggregate purchase price of $3,500 and $1,500, respectively.

On November 20, 2019, the Sponsor sold 25,000 Founder Shares each to director nominees, William A. Lamkin and Daniel L. Sheehan for an aggregate of $66.88. On November 25, 2020, the Sponsor returned to the Issuer for cancellation, at no cost, an aggregate of 862,500 Founder Shares, resulting in an aggregate of 2,875,000 Founder Shares outstanding, of which 2,825,000 Founder Shares were held by the Sponsor (up to 375,000 of which were subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part).

On December 21, 2020, the Issuer effected a stock dividend of 0.2 shares of Common Stock for every share of Common Stock outstanding, and Mr. Lamkin and Mr. Sheehan each transferred 5,000 Founder Shares to the Sponsor at no cost. This resulted in an aggregate of 3,450,000 Founder Shares outstanding, of which 3,400,000 Founder Shares were held by the Sponsor (including up to 450,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part).

On December 23, 2020, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”) in which the underwriters’ over-allotment option was exercised in full, the Sponsor purchased 470,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to an Unit Subscription Agreement, dated December 21, 2020, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one subunit and one half of one warrant; each subunit consists of one share of Common Stock and one half of one warrant; each whole warrant exercisable to purchase one share of Common Stock, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated December 22, 2020).

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination; (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) (i) a proposed initial business combination or (ii) an amendment to certain provisions of the Issuer’s amended and restated certificate of incorporation; and (C) not to redeem any Founder Shares or the shares of Common Stock comprising the Private Placement Units in connection with the liquidation of the Trust Account (as defined below) if the Issuer fails to complete an initial business combination within 12 months (or up to 18 months, if extended) from the completion of its IPO. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 18,169,000 shares of Common Stock outstanding as of December 23, 2020, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the SEC on December 30, 2020) are as follows:

Ackrell SPAC Sponsors I LLC
a)		Amount beneficially owned: 3,870,000	Percentage: 21.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	3,870,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	3,870,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Stephen N. Cannon
a)		Amount beneficially owned: 3,870,000	Percentage: 21.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,870,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,870,000

Stephen N. Cannon, the Chief Operating Officer and President of the Issuer, is the managing member of the Sponsor and has voting and investment discretion with respect to the Common Stock held by the Sponsor. As such, he may be deemed to have beneficial ownership of the Common Stock held directly by the Sponsor. Such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Each of the Issuer’s officers and directors is, directly or indirectly, a member of the Sponsor.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Shares

In connection with the organization of the Issuer, on September 11, 2018, 1,437,000 Founder Shares were purchased by Able, for the amount of $5,000. On August 22, 2019, the Issuer effected a 1.6 for 1 stock dividend for each share of Common Stock outstanding, resulting in Able holding an aggregate of 3,737,500 shares of Common Stock. On September 30, 2019 and November 25, 2020, the Sponsor purchased 2,616,250 and 1,121,250 Founder Shares from Able, respectively, for an aggregate purchase price of $3,500 and $1,500, respectively.

On November 20, 2019, the Sponsor sold 25,000 Founder Shares each to director nominees, William A. Lamkin and Daniel L. Sheehan for an aggregate of $66.88. On November 25, 2020, the Sponsor returned to the Issuer for cancellation, at no cost, an aggregate of 862,500 founder shares, resulting in an aggregate of 2,875,000 Founder Shares outstanding, of which 2,825,000 Founder Shares were held by the Sponsor (up to 375,000 of which were subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part). On December 21, 2020, the Issuer effected a stock dividend of 0.2 shares of Common Stock for every share of Common Stock outstanding, and Mr. Lamkin and Mr. Sheehan each transferred 5,000 Founder Shares to the Sponsor at no cost. This resulted in an aggregate of 3,450,000 Founder Shares outstanding, of which 3,400,000 Founder Shares were held by the Sponsor (including up to 450,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part).

Unit Subscription Agreement between the Issuer and Sponsor

On December 23, 2020, simultaneously with the consummation of the Issuer’s IPO in which the underwriters’ over-allotment option was exercised in full, the Sponsor purchased 470,000 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 28, 2020 (and is incorporated by reference herein as Exhibit 10.1).

Stock Escrow Agreement

On December 21, 2020, in connection with the IPO, the Issuer and certain security holders, including the Sponsor, entered into a stock escrow agreement (the “Escrow Agreement”). Pursuant to the Escrow Agreement, the Sponsor and certain security holders agreed not to transfer, assign or sell their Founder Shares (subject to certain limited exceptions) for a period ending on the six-month anniversary of the date of the consummation of the Issuer’s initial business combination or earlier if, subsequent to the Issuer’s initial business combination, the Issuer consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. The summary of the Escrow Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.6 to the Form 8-K filed by the Issuer with the SEC on December 28, 2020 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On December 21, 2020, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to Article Sixth of the Issuer’s Amended and Restated Certificate of Incorporation prior to the consummation of a Business Combination unless the Company provides public stockholders with the opportunity to redeem their shares upon such approval in accordance with such Article Sixth thereof, (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any distribution of the Trust Account.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify the Issuer for any debts and obligations to target businesses or vendors or other entities that are owed money by the Issuer for services rendered or contracted for or products sold to the Issuer, but only to the extent necessary to ensure that such debt or obligation does not reduce the amount of funds in the Trust Account below $10.10 per share; provided that such indemnity shall not apply (i) if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account, or (ii) as to any claims under the Issuer’s obligation to indemnify the underwriters against certain liabilities.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC December 28, 2020 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On December 21, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on December 28, 2020 (and is incorporated by reference herein as Exhibit 10.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Unit Subscription Agreement, dated as of December 21, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 28, 2020).

Exhibit 10.2	Stock Escrow Agreement, dated as of December 21, 2020, by and between the Issuer, Continental Stock Transfer & Trust Company and certain security holders (incorporated by reference to exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 28, 2020).

Exhibit 10.3	Insider Letter, dated as of December 21, 2020, by and between the Issuer, the Sponsor and officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 28, 2020).

Exhibit 10.4	Registration Rights Agreement, dated as of December 21, 2020, by and between the Issuer and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 28, 2020).

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2021	ACKRELL SPAC SPONSORS I LLC

	By:	/s/ Stephen N. Cannon
Name: Stephen N. Cannon
Title: Managing Member

Date: January 4, 2021	/s/ Stephen N. Cannon
Stephen N. Cannon